Exhibit 99.1

ICON Announces Executive Leadership Transition

  Mr. Ciaran Murray to transition to Chairman, effective 1st March 2017
  Dr. Steve Cutler to be appointed Chief Executive Officer, effective 1st March 2017

DUBLIN--(BUSINESS WIRE)--October 20, 2016--ICON plc, (NASDAQ: ICLR) a global provider of drug development solutions and services to the pharmaceutical, biotechnology and medical device industries, today announced that, as part of its planned succession of executive leadership, Mr. Ciaran Murray will transition to the role of Chairman of the Board of Directors and Dr. Steve Cutler will be appointed as Chief Executive Officer, with both changes effective as of 1st March 2017.

Dr. Cutler joined ICON in 2011 as President, ICON Clinical Research Services. He was promoted to ICON plc Chief Operating Officer in January 2014 and was appointed to the Board of Directors in November 2015. “Steve will bring significant industry experience and proven leadership capabilities to the role of Chief Executive Officer,” said Mr. Declan McKeon, acting Chairman of the Board. “As Chief Operating Officer, Steve has strengthened and expanded our global operations and he is well placed to lead the company to continued growth and success. The Board is happy to have such a strong internal successor to take over from Ciaran now that he has decided to transition to the role of chairman.”

Commenting on his appointment Dr. Cutler added, “I am pleased and excited to be appointed as ICON’s Chief Executive Officer. I look forward to continuing to work with Ciaran and the rest of the Board during the transition period and beyond. ICON has a strong management team and together we will remain focused on enhancing our position as the CRO partner of choice in drug development. Also, I would like to personally thank Ciaran for his leadership of ICON over the last five years.”

Prior to joining ICON, Dr. Cutler was Chief Executive Officer of Kendle. Prior to Kendle, Dr. Cutler held various senior roles in both Quintiles and Sandoz (now Novartis). Dr. Cutler holds a B.Sc. and a Ph.D from the University of Sydney and a Masters of Business Administration from the University of Birmingham (UK).

Mr. McKeon also thanked Mr. Murray for his leadership of the company. “Since 2011, Ciaran has led ICON through a transformative phase of our development which has seen the company deliver outstanding financial and operational performance and broaden its strategic capabilities. Ciaran has also been an excellent partner for the Board and we are delighted that he has accepted our offer to transition to the role of Chairman of the Board of Directors.”

Mr. Murray commented, “The last five years as ICON’s CEO have been the most exciting and fulfilling of my professional career. Since I took over as Chief Executive Officer, five years ago the company has made significant progress. Through our focus on innovation, investment in talent and by continuing to enhance and broaden our service capabilities we have driven significant growth and shareholder value. During this time, we have developed a strong management team and with ICON well positioned for the future the time is right for me to step down as Chief Executive Officer and for Steve to take over leadership of ICON. I look forward to continuing to work with Steve and the rest of the Board in my new role as Chairman.”

About ICON plc

ICON plc is a global provider of drug development solutions and services to the pharmaceutical, biotechnology and medical device industries. The company specialises in the strategic development, management and analysis of programs that support clinical development - from compound selection to Phase I-IV clinical studies. With headquarters in Dublin, Ireland, ICON currently, operates from 88 locations in 37 countries and has approximately 12,600 employees.

Further information is available at www.iconplc.com.

This press release contains forward-looking statements. These statements are based on management's current expectations and information currently available, including current economic and industry conditions. These statements are not guarantees of future performance or actual results, and actual results, developments and business decisions may differ from those stated in this press release. The forward-looking statements are subject to future events, risks, uncertainties and other factors that could cause actual results to differ materially from those projected in the statements, including, but not limited to, the ability to enter into new contracts, maintain client relationships, manage the opening of new offices and offering of new services, the integration of new business mergers and acquisitions, as well as economic and global market conditions and other risks and uncertainties detailed from time to time in SEC reports filed by ICON, all of which are difficult to predict and some of which are beyond our control. For these reasons, you should not place undue reliance on these forward-looking statements when making investment decisions. The word "expected" and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements are only as of the date they are made and we do not undertake any obligation to update publicly any forward-looking statement, either as a result of new information, future events or otherwise. More information about the risks and uncertainties relating to these forward-looking statements may be found in SEC reports filed by ICON, including its Form 20-F, F-1, S-8 and F-3, which are available on the SEC's website at http://www.sec.gov.

ICON/ICLR-F

CONTACT:
ICON plc
Investor Relations, 1-888-381-7923
or
Brendan Brennan, +353-1-291-2000
Chief Financial Officer
or
Simon Holmes, +353-1-291-2000
EVP Investor Relations and Corporate Development